FP: truCrowd

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

ROGUE SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

THE COMPANY

1. Name of issuer: Rogue Space Systems Corporation

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Jeromy Grimmett
Dates of Board Service:	January 2019 - Present
Principal Occupation:	Founder & CEO
Employer:	Rogue Space Systems Corporation
Dates of Service:	January 2019 - Present
Employer's principal business:	Technology
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Founder & CEO
Dates of Service:	March 2019 - Present

ROGUE
SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	CloudBrix LLC
Employer's principal business:	Technology
Title:	Managing Partner, CTO/COO
Dates of Service:	August 2013 - Present
Responsibilities:	Identify opportunities and risks for the business. Manage research and development (R&D). Monitor technology and social trends that could impact the company. Participate in management decisions about corporate governance. Communicate the company's technology strategy to partners, management, investors and employees. Maintain current information about technology standards and compliance regulations.
Employer:	Dell
Employer's principal business:	Technology
Title:	Master Engineer
Dates of Service:	January 2013 - November 2015
Responsibilities:	High level storage, virtualization and performance issues typically affecting large IT network architectures of several hundred to thousands of users.
Employer:	U.S. Army
Employer's principal business:	Defense
Title:	Electronics & Mission Systems Specialist
Dates of Service:	October 1993 - September 1996
Responsibilities:	Electronics & Mission Systems

Name:	Michael Pica
Dates of Board Service:	January 2019 - Present
Principal Occupation:	Chief Innovation Officer

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Employer:	Rogue Space Systems Corporation
Dates of Service:	January 2019 - Present
Employer's principal business:	Technology

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	Co-Founder & Chief Innovation Officer
Dates of Service:	March 2019 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	bit-district.com
Employer's principal business:	Technology/Media
Title:	Owner
Dates of Service:	February 2017 - Present
Responsibilities:	Arcade and Video Game Console related 3D Printed and Electronic Design, Production and Sales
Employer:	Aurobius
Employer's principal business:	Technology
Title:	Owner
Dates of Service:	February 2008 - Present
Responsibilities:	Web site design and management
Employer:	New Hampshire Ball Bearings
Employer's principal business:	Industrial
Title:	Sr. Software Developer
Dates of Service:	June 2004 - Present
Responsibilities:	Software development

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Name:	Jon Beam
Dates of Board Service:	January 2019 - Present
Principal Occupation:	Chief Operations Officer (COO)
Employer:	Rogue Space Systems Corporation
Dates of Service:	January 2019 - Present
Employer's principal business:	Technology

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Title:	Chief Operations Officer (COO)
Dates of Service:	Jun. 2020 – Present
Responsibilities:	Oversee the Company's operations.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Cloudbrix, LLC
Employer's principal business:	IT Managed Service Provider
Title:	Senior Consultant; Practice Leader – Management Consulting; Sales Engineer
Dates of Service:	December 2018 – Present
Responsibilities:	Sales engineering, internal consulting, ERP consulting, information security consulting, management consulting
Employer:	Sozo Investments
Employer's principal business:	Home renovation and new construction.
Title:	Owner/Operator
Dates of Service:	May 2017 - March 2019
Responsibilities:	Marketing, sales, quotes, customer relations, business administration, design, vendor management, scheduling, and construction oversight.

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Jeromy Grimmett
Dates of Board Service:	January 2019 - Present
Principal Occupation:	Founder & CEO
Employer:	Rogue Space Systems Corporation
Dates of Service:	January 2019 - Present
Employer's principal business:	Technology
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Founder & CEO
Dates of Service:	March 2019 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	CloudBrix LLC
Employer's principal business:	Technology
Title:	Managing Partner, CTO/COO
Dates of Service:	August 2013 - Present
Responsibilities:	Identify opportunities and risks for the business. Manage research and development (R&D). Monitor technology and social trends that could impact the company. Participate in management decisions about corporate governance. Communicate the company's technology strategy to partners, management, investors and employees. Maintain current information about technology standards and compliance regulations.
Employer:	Dell
Employer's principal business:	Technology

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Title:	Master Engineer
Dates of Service:	January 2013 - November 2015
Responsibilities:	High level storage, virtualization and performance issues typically affecting large IT network architectures of several hundred to thousands of users.
Employer:	U.S. Army
Employer's principal business:	Defense
Title:	Electronics & Mission Systems Specialist
Dates of Service:	October 1993 - September 1996
Responsibilities:	Electronics & Mission Systems

Name:	Michael Pica
Dates of Board Service:	January 2019 - Present
Principal Occupation:	Chief Innovation Officer
Employer:	Rogue Space Systems Corporation
Dates of Service:	January 2019 - Present
Employer's principal business:	Technology
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Co-Founder & Chief Innovation Officer
Dates of Service:	March 2019 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	bit-district.com
Employer's principal business:	Technology/Media
Title:	Owner
Dates of Service:	February 2017 - Present
Responsibilities:	Arcade and Video Game Console related 3D Printed

ROGUE
SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

	and Electronic Design, Production and Sales
Employer:	Aurobius
Employer's principal business:	Technology
Title:	Owner
Dates of Service:	February 2008 - Present
Responsibilities:	Web site design and management
Employer:	New Hampshire Ball Bearings
Employer's principal business:	Industrial
Title:	Sr. Software Developer
Dates of Service:	June 2004 - Present
Responsibilities:	Software development

Name:	Jon Beam
Dates of Board Service:	January 2019 - Present
Principal Occupation:	Chief Operations Officer (COO)
Employer:	Rogue Space Systems Corporation
Dates of Service:	January 2019 - Present
Employer's principal business:	Technology
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Title:	*Chief Operations Officer (COO)*
Dates of Service:	*Jun. 2020 – Present*
Responsibilities:	*Oversee the Company's operations.*
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	*Cloudbrix, LLC*

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

Employer's principal business:	IT Managed Service Provider
Title:	*Senior Consultant; Practice Leader – Management Consulting; Sales Engineer*
Dates of Service:	*December 2018 – Present*
Responsibilities:	*Sales engineering, internal consulting, ERP consulting, information security consulting, management consulting*
Employer:	*Sozo Investments*
Employer's principal business:	*Home renovation and new construction.*
Title:	*Owner/Operator*
Dates of Service:	*May 2017 - March 2019*
Responsibilities:	Marketing, sales, quotes, customer relations, business administration, design, vendor management, scheduling, and construction oversight.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Jeromy Grimmett	$8mm of Class A Stock	52.4%

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



ROGUE
SPACE SYSTEMS CORPORATION

Orbital Service Solutions
For the New Space Age

Presented By:
Jeromy Grimmett – Founder & Chief Executive Officer

https://sky.rogue.space

1

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

"Houston, we have a problem"


Payload
(11%)
Battery cells
SA strings & circuits
Other bus
(19%)
52.0 equivalent satellites lost
SADA & harness
Electrical Power
(53%)
Chemical
Propulsion
(16%)
Electric
SA mechanical
Other / unknown

- Satellites failures are frequent and expensive, with rare ability to remediate
- No present solution for satellite deployment observation or servicing
- No "helping hand" available for times when a minor push or touch could restore functionality
- Development timelines are extremely long (3~5 Years)

2

The Solution

Rogue will *provide recurring services for maintenance, repair, and overhaul (MRO) of satellites.*



- Rogue's Orbital Robots (Orbots™) key advantages:
  - Shorter go to market timeline: 18 months vs. 5+ years
  - Lower cost
  - Novel Artificial Intelligence Safety System
- Strong business indicator:
  - After NASA & AFRL reviewed Rogue's capabilities, they will launch Rogue's first service satellite in September 2021 – free of cost

3

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Market

VERTICAL	EST. SIZE	SAMPLE CUSTOMERS	VALUE PROPOSITION	ROGUE SOLUTION
Defense (2022)	TBD	USAF/USSF; Defense Contractors	Deploy individual as well as Orbot-swarms for related operations and applications to this market segment	Laura / Charlie
On-Orbit Satellite Services (2022)	$3.0B	Space Agencies	Enable advanced data collection and servicing *Operators save ~$12mm each year useful life of satellites is extended*	Laura / Charlie
		Insurance Companies Satellite Operators	Enable inspection of physical state of insured assets and assist with repair, if necessary *Insurers can minimize hundreds of millions of dollars of claim payouts*	Laura / Charlie
		Satellite Operators	Ensure satellites are in the correct orbital location, or assist with station keeping	OTV
Space Debris Removal (2025)	$2.9B	Satellite Operators	Safely de-orbit debris and support maintenance on existing satellites *Operators can defer replacement of satellites ($10 - $400mm, incl. launch)*	TBD
		Insurance Companies	Clear path of satellites in which insurers have an economic interest	
Spatial Situational Awareness (SSA) (2024)	$1.4B	Satellite Operators	Prevent collisions with space debris by maintaining data on position of potential collision targets; monitor creation of newly-created debris	TBD

How Opportunities Translate Into Revenue

85 satellites launched into Geosynchronous Orbit since 2000 have suffered major anomalies that could have benefitted from on-orbit servicing

Type of Servicing	Anomalies	Annualized	Revenue	Total Potential Revenue
Inspection	60	3	$4,000,000.00	$12,000,000.00
Repair	15	0.8	$4,500,000.00	$3,600,000.00
Life Extension	30	1.5	$25,000,000.00	$37,500,000.00
Power Augmentation	40	2	$35,000,000.00	$70,000,000.00
Re-orbit / De-orbit	20	1	$10,000,000.00	$10,000,000.00
				$133,100,000.00

Some satellites would have benefitted from more than one type of servicing
Additional satellites would have benefitted from life extension or end-of-life disposal

NOTE: Table reflects GEO satellites only and does not take into account assets located in LEO or MEO.

Source: AXA XL - ACCESS.SPACE Webinar 11 (June 17, 2020)

5

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**


5 yrs Revenue Projections
3 Year Net Income by Quarter
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
(10,000,000)
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6

	Q1 2021	Q2 2021	Q3 2022	Q4 2022	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Net Income	(468,231)	38,583	(1,906,61	1,116,294	272,754	3,938,411	7,259,125	11,952,93	7,786,971	7,828,400	13,231,97	14,067,68
Cumulative Net Income	(468,231)	(429,648)	(2,336,26	(1,219,96	(947,215)	2,991,195	10,250,32	22,203,25	29,990,22	37,818,62	51,050,59	65,118,28

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Roadmap


Near-Term
PRODUCT DEVELOPMENT & FUNDING
December 2020
POTENTIAL CUSTOMER: USAF
INITIATE COMMERCIAL SALES
June 2021
Near-term revenue opportunity related to inspection/observation
LAURA-1 LAUNCH
September 2021
COMMISSIONING & DEMONSTRATION
2021
Long-Term
DEFENSE APPLICATIONS
2022
MISSION EXTENSTION & TRANSPORT SERVICES
2023
INTERNATIONAL MARKETS
2024

7

Development Status

Product	**GUARDEZ AI**	**INSPECTION**	**ROBOTICS**	**ORBITAL TRANSPORT & CAPTURE**
Class	**ALL**	**Laura**	**Charlie**	**OTV (Class TBD)**
Dev. Status	In Development	Ready for Build	Design / Development	Research & Development
Timing	Spring 2021	Spring 2021	Winter 2021	Winter 2022
IP Status	Provisional Patent Filing In Progress	Provisional Patent Filing In Progress	IP Under Investigation	IP Under Investigation
Description	Safety system that observes all sensory input to detect abort functions during close proximity operations.	Consists of video, RADAR and spectral sensors to assess the health and condition of an orbiting target	Designed to provide "helping hand" for actuation or articulation of mechanical systems on target satellites	Vehicle capable of moving systems and mass between LEO to GEO or Lunar Orbit

8

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Funding Ask

Rogue is seeking
$7.5M of funding

Funding will be used to develop the Laura-1 mission in partnership with NASA/USAF



ANTICIPATED USE OF FUNDS

OpEx Costs
9%
Salary Costs
17%
Build Costs
74%

9

Our Team



Jeromy Grimmett, *Founder & Chief Executive Officer*
CloudBrix [Currently under LOI] – CTO/COO
Dell – Master Engineer
US Army – Electronics & Missile Systems Specialist
Harvard (BLA & MLA)



Michael Pica, *Chief Innovation Officer*
bit-district.com – Owner
New Hampshire Ball Bearing – Senior Software Developer
Aurobius – Owner
RPI (BS)



Jon Beam, *Chief Operations Officer*
Sozo Investments - Owner
John Hancock Insurance – IT Director
Capital One Financial – Product Manager
Arizona State University (MA)

Aerospace & Mission Ops. Engineer
12+ years of experience (NASA, Colorado Aero., PBHspace, Lockheed)
BS & MS

Electronics Engineer
30+ years of experience (PCB Design, Circuit Design, Space Systems Hardening)
BS

Sensor Engineer
5+ years of experience (LIDAR, RADAR, Robotics, Imaging)
BS & MS

AI/ML Software Engineer
16+ years of experience (CloudBrix, Iveloper, CONECEL)
BS & MS

HIGHLIGHTS



- One former NASA mission operations engineer on staff
- Over 50+ years of combined aerospace and defense experience and 15+ years of government experience
- All members of engineering leadership have successfully obtained a Master's degree or higher





Note: for the past 8+ months, every FTE has been paid in both cash and sweat equity because they believe in Rogue's vision and strategy

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10

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

As a new company we have a limited operating history. The Company was incorporated in July 2020 following eighteen months of concept development, independent research and discussion. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the pre-revenue phase, and our activities to date have involved meeting with potential customers, research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly dynamic and evolving markets. If we are unable to effectively allocate our resources, develop and source our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and broaden our technology and product offerings;
● acquire customers
● explore industry partnership opportunities, and
● facilitate business arrangements.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies,

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

(ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and any other offerings for other similar purposes not presently contemplated, which it deems to

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

You can lose 100% of your investment. Many small business startups like the Company fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

We may experience defects and system failures with respect to our space vehicle solutions, which would harm our business and reputation and expose us to potential liability. Our space vehicles are based on sophisticated software (*e.g.,* artificial intelligence, machine learning) and hardware (*e.g.,* propulsion, sensors) systems, and we may encounter delays when developing new solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in leveraging our vehicles for the servicing of satellites. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:
- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to our space vehicles. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

THE OFFERING

9.   What is the purpose of this offering?

Capital raise is to fund the startup costs associated with our satellite build out and launch preparation. This will also include paying salaries, research and development costs for the Rogue team to test instrumentation on the satellite. Additionally, this will also cover software development and hardware development costs necessary.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.20	$1,069,999.80
Less: Offering Expenses	$800.02	$53,500.00
Net Proceeds	$9,200.18	$1,016,499.80
Use of Net Proceeds		
Laura-1 Satellite Bus	$0.00	$250,000.00
Engineering Iteration	$0.00	$100,000.00
Salaries & Wages	$0.00	$500,000.00
Employee Expenses	$0.00	$130,000.00
Other Opex	$9,200.18	$36,499.80
Total Use of Net Proceeds	$9,200.18	$1,016,499.80

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

   a. Type - Class C Common Stock
   b. Terms - No voting rights

14.   Do the securities offered have voting rights? ☐ Yes   ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   (1)   to the issuer;
   (2)   to an accredited investor;
   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
A	1,525,408	525,408	Yes ☑	No ☐			Yes ☑	No ☐		
							Specify:	Board Representation		
Common Stock:										
B	1,000,000	258,345	Yes ☐	No ☑			Yes ☐	No ☑		
							Specify:			
C	107,000,000	0	Yes ☐	No ☑			Yes ☐	No ☑		
							Specify:			

783,753

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 13,934,000
Pre-money valuation
$ 17,513,115
High Bound
$ 21,092,000
5 Valuation Methods
$ 6,599,755
Scorecard
$ 4,442,222
Checklist
$ 12,598,618
Venture Capital
$ 19,572,113
DCF with LTG
$ 40,832,163
DCF with Multiples
Method weights
20%
20%
16%
22%
22%

The weights for the above mentioned valuation methods are: Scorecard (20%), Check-list (20%), Venture Capital (16%), DCF- Long Term Growth (22%), and DCF with Multiples (22%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$17,513,115.**

The company has elected to go with a slightly more conservative valuation of $17,324,078.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to himelf or his relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1)   any director or officer of the issuer;
   (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Over $30k has been invested into the company at this time. The owner is funding the startup out of pocket and through the support of his other existing business. No debt exists under the company and all expenses are being covered by the owner to date.

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Rogue Space Systems Corporation
Month Ended July 31, 2020
With Independent Accountant's Review Report

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

ROGUE SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Rogue Space Systems Corporation
Financial Statements

Month Ended July 31, 2020

Contents

1

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Rogue Space Systems Corporation
Laconia, New Hampshire

I have reviewed the accompanying financial statements of Rogue Space Systems Corporation, which comprises of the balance sheet as of July 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from July 21, 2019 ("inception") to July 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
August 14, 2020

2

FP: truCrowd

SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

(This page intentionally left blank.)

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Rogue Space Systems Corporation

Balance Sheet

	July 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ 1,358
Total current assets	1,358
Security Deposits *(see note 2)*	625
Total assets	$ 1,983
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payables	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Voting Common Stock-class A, par value $0.01, authorized shares, 1,525,048, issued and outstanding 0 shares (*see note 4 and 7*)	-
Paid-in capital	24,541
Non-Voting Common Stock-class B, par value $.0001, authorized shares, 1,000,000, issued and outstanding 0	21,757
Non-Voting Common Stock-class C, par value $.0001, authorized shares, 107,000,000, issued and outstanding 0	-
Retained Deficit	(44,315)
Total stockholders' deficit	(16,043)
Total liabilities and stockholders' equity	$ 1,983

See Independent Accountant's Review Report.

4

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Rogue Space Systems Corporation

Statement of Operations

	Period from July 21, 2020 (Inception) to July 31, 2020
Revenue	$ -
Expenses:	
Advertising and promotion	1,549
Auto expenses	42
Bank charges	119
Dues and subscriptions	25
Financing fee	3,500
Office expenses	4,841
Legal and Professional fees	4,325
Meeting expenses	366
Rent	675
Research and development	20,298
Start-up costs	8,575
Total operating expenses	44,315
Net loss	$ (44,315)

See Independent Accountant's Review Report.

5

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

ROGUE
SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Rogue Space Systems Corporation

Statement of Changes in Stockholders' Deficit

	Common Stock	Paid-in Capital Class A	Paid-in Capital Class B	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	$ -	$ -		$ -	$ -
Common stock issued *(see note 7)*	-	-		-	-
Paid-in Capital	-	24,541	21,757	-	46,298
Net Loss	-	-	-	(44,315)	(40,584)
Balance at July 31, 2020	$ -	$ 24,541	$ 21,757	$ (44,315)	$ 1,983

See Independent Accountant's Review Report.

6

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Rogue Space Systems Corporation

Statement of Cash Flows

	Period from July 21, 2020 (Inception) to July 31, 2020
Operating activities	
Net loss	$ (44,315)
Increase in Security deposit	(625)
Net cash provided by operating activities	(44,940)
Investing activities	
Intellectual property	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	46,298
Net cash provided by financing activities	46,298
Net increase in cash and cash equivalents	1,358
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 1,358

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

OFFERING STATEMENT

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

Rogue Space Systems Corporation

Notes to Financial Statements
July 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Rogue Space Systems Corporation, a development stage entity, was formed on July 21, 2020 ("Inception") in the State of Delaware. The financial statements of Rogue Space Systems Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laconia, New Hampshire.

We endeavor to create a product ecosystem capable of providing a foundation for the New Space Age, as well as the defensive capabilities needed by the nation and our allies. Our primary focus as an organization is the research and development of our "Base" satellite (a small, complete satellite consisting of all necessary subsystems to operate in space) and the "Inspection" toolset, giving it the capability to rendezvous with another target spacecraft to capture, inspect and repair the target. Each toolset and system we develop will have inherent defensive possibilities and capabilities.

Investment in R&D, as well as in new programs, education and skills provision is of foremost importance for the sustainability and development of a technology-intensive industry such as the aerospace. R&D is normally heavy with bureaucracy making it a painfully slow process to develop and eventually deploy a system into space. Typical systems developed by traditional providers (Lockheed, Boeing, ESA, NASA, etc.) take approximately five years to get on orbit. In the private sector, they are faced with the same legacy timelines. In addition, reduced (and continuing reduction of) costs of orbital launch, commercial customers will need systems and services deployed at a much faster pace. Rogue Space Systems plans to provide standardized sub-systems and services within eighteen months from concept to orbital deployment.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with state, federal, United Nations, and international governmental policy decisions. With the decreased costs, greater access to space, and improvements in technology have enabled smaller companies and smaller governments started to crowd the orbital paths. This increased activity presents opportunity for a greater demand for our services and potential competitors.

See Independent Accountant's Review Report.

8

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Rogue Space Systems Corporation

Notes to Financial Statements (continued)
July 31, 2020

Going Concern and Management's Plans

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We will rely heavily on our funding round to ramp up our ability to a line of products based upon standardized subsystems to serve as building blocks toward an ecosystem. Growing costs and maintaining and supporting will also require additional working capital as well.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years. Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report

9

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Rogue Space Systems Corporation

Notes to Financial Statements (continued)
July 31, 2020

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Security Deposits

The security deposit is for leased premises.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Voting Common Stock- class A is entitled to one vote.

Class B and Class C stocks are non-voting and all other rights and restrictions for these classes will be decided upon issuance by the board. 21,757 shares of class B stock is reserved for a related party investor.

4. Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction, and Delaware state jurisdiction. The Company's net operating loss carryforwards that may be used to offset future federal and state taxable income has resulted in a tax benefit asset of $8,863 and $3,855, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. All income tax returns filed by the Company are subject to examination by taxing authorities.

See Independent Accountant's Review Report

10

FP: truCrowd

ROGUE S
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Rogue Space Systems Corporation

Notes to Financial Statements (continued)
July 31, 2020

6. Commitments and Contingencies

Company has signed a lease agreement for a new facility, the commencement date for which is July 17, 2020. The lease is month-to-month for $675 per month. As of the date of issuance of financials August 14, 2020, the company has no other commitments or contingencies.

7. Subsequent Events

Management has evaluated subsequent events through August 14, 2020, the date on which the financial statements were available to be issued.

On August 12, 2020, the Company issued 1,025,408 shares of class A Common stock. 800,000 shares for capital of $24,541, and 2,254 shares were issued as compensation for consulting services at $.01 par value per share.

Par value was amended as of August 14, 2020 as follow:

Class A- Voting Common Stock	$.01
Class B- Non-voting common stock	$.0001
Class C- Non-voting common stock	$.0001

See Independent Accountant's Review Report.

11

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
       (A) association with an entity regulated by such commission, authority, agency or officer?
           ☐ Yes ☑ No
       (B) engaging in the business of securities, insurance or banking?
           ☐ Yes ☑ No
       (C) engaging in savings association or credit union activities?
           ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000.20**	**$9,200.18**
Maximum Amount	**3,566,666**	**$1,069,999.80**	**$53,500.00**

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://rogue.space/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g,
        77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____,
by and between Rogue Space Systems Corporation ("Seller") and
_____ ("Purchaser" or "Subscriber").
Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of Rogue Space Systems Corporation (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ shares of Class C common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be one cent ($0.01) for an aggregate purchase price of _____ ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **BUY-BACK OPTION**: The Company may terminate this Agreement at any time with or without cause (such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option, the Company shall make a one-time payment to the Purchaser (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be based on 115% of the valuation performed by a NACVA Certified Valuation Analyst. In the event the Company exercises its Buy-Back Option, the agreement shall be considered terminated.

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

5. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:

    (a) Restrictions on Stock. The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

    (b) Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

    (c) Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

    (d) Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

    (e) Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

ROGUE
SPACE SYSTEMS CORPORATION

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

6. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

    (a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to One Cent ($0.01). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

    (b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop and the Company may require that all Shares be transferred back to the Company in lieu of transfer or sale to a third party pursuant to the "Buyback Option" herein; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

    (c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

ROGUE 🔶
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

FP: truCrowd

ROGUE SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

> i. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the

FP: truCrowd

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

7. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

8. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

FP: **truCrowd**

ROGUE
SPACE SYSTEMS CORPORATION

Rogue Space Systems Corporation
84 Union Avenue Laconia,
NH 03246
(318) 229-5659

OFFERING STATEMENT

33,334 Shares of Class C Common Stock at $0.30 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000.20	$9,200.18
Maximum Amount	3,566,666	$1,069,999.80	$53,500.00

9. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

10. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

11. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

12. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

   (a) If to Purchaser:
Name _____
Email _____

   (b) If to Seller:
Name Jeromy Grimmett
Email legal@rogue.space

13. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

_____

_____
(Name)
_____
(Position)

SELLER:

_____

Jeromy Grimmett
(Name)
Chief Executive Officer
(Position)